UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-12504

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

THE MACERICH
PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2021

WITH

INDEPENDENT AUDITOR'S REPORT
AND SUPPLEMENTAL INFORMATION

Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm, Baker Tilly US, LLP

Note: Other schedules required by 29 CFR 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1914 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Macerich Property Management Company, and the Plan Administrator, and Plan participants of the Macerich Property Management Company 401(k) Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Macerich Property Management Company 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also include evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021 and Schedule H, line 4j – Schedule of Reportable Transactions for the year ended December 31, 2021 (collectively referred to as the “supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor since 2020.

Plano, Texas

June 3, 2022

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2021 AND 2020

	December 31,
	2021	2020
ASSETS
INVESTMENTS
Investments at fair value	$206,039,140	$177,421,215
Investments at contract value	14,613,453	15,307,385
	220,652,593	192,728,600

RECEIVABLES
Notes receivable from participants	1,099,390	1,172,517
Participant contribution	—	143,821
Employer contribution	207,587	338,557
	1,306,977	1,654,895

NET ASSETS AVAILABLE FOR BENEFITS	$221,959,570	$194,383,495

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$18,551,330
Dividends	10,629,513
Interest	369,708
29,550,551

Interest income on notes receivable from participants	60,065

Contributions:
Participants	6,377,521
Employer	3,075,831
Rollovers	453,631
9,906,983

Total Additions	39,517,599

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	11,519,843
Administrative expenses	421,681
Total Deductions	11,941,524

NET INCREASE IN NET ASSETS	27,576,075

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	194,383,495

END OF YEAR	$221,959,570

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective January 1, 2020, the Plan was restated to incorporate all prior amendments.

On July 20, 2020, the Plan was amended, effective as of March 27, 2020, to implement certain changes provided for under the Coronavirus Aid, Relief, and Economic Security (CARES) Act including allowing certain eligible individuals to a) receive coronavirus-related distributions; b) temporarily take out notes of a maximum of $100,000; c) delay certain participant note repayments for up to one year; and d) temporarily suspend required minimum distributions.

On July 20, 2020, the Plan was amended effective as of May 1, 2020, to allow for loan refinancing.

On December 30, 2021, the Plan was amended effective as of January 1, 2020 to revise hardship distributions to conform to regulations passed pursuant to the Bipartisan Budget Act of 2019.

Administration

The Company is the Plan Administrator (as defined in ERISA). The Company has designated an Administrative Committee (the “Committee” and the “Trustees”). Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, the Plan third-party record keeper, and other service providers to the Plan; and to maintain certain administrative records. The Committee has engaged a third party recordkeeper, Empower Retirement (which acquired MassMutual Retirement Services on December 31, 2020 and hereinafter referred to as “Empower”) to provide recordkeeping and administrative services.”The Committee has entered into a Retirement Plan Consulting Services Agreement with UBS Retirement Plan Consulting Services Program to provide investment advisory services to the Plan. The Committee has engaged Mesirow to provide investment management services in connection with the asset allocation models in the Plan.

Employee Participation and Eligibility

All full-time and part-time employees of the Company may enter the Plan immediately following his or her satisfaction of the eligibility requirements. Temporary employees are eligible once the employee completes twelve consecutive months of employment during which the employee provides at least 1,000 hours of service, and is not covered by a collective bargaining agreement as to which retirement benefits are the subject of good faith bargaining. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(CONTINUED)

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions

Each year, participants may defer pre-tax or after-tax Roth contributions of up to 50 percent of their compensation, as defined in the Plan and subject to certain limitations set forth in the Code. The Company provides matching contributions, under the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code. In accordance with these provisions, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans (rollovers). Participants direct the investment of their contributions and company matching contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s Safe Harbor matching contribution, and Plan earnings; and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses that are paid by the Plan, if applicable. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The notes are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one at issuance, as defined by the Plan document. Notes issued during 2021 bear interest at a rate of 4.25%. Notes issued during 2020 bear interest at rates ranging from 4.25% to 5.75%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years. A participant applying for a note through the Plan will be charged a $125 processing fee. The processing fee is nonrefundable and will be used to offset the administrative expenses associated with the note. The fee will be deducted from the participant’s Plan account at the time his or her note request is processed.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Upon reaching 59 ½ years of age, a participant shall be entitled to make in-service withdrawals of the participant’s account in the form of a lump-sum payment.

The Plan also permits hardship withdrawals which meet a hardship purpose of immediate and heavy financial need as provided in the Plan document. Hardship withdrawals may be subject to certain income tax penalties.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(CONTINUED)

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value (except for the guaranteed interest contract, which is valued at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Committee determines the Plan's valuation policies utilizing information provided by the investment advisors, consultants and insurance company. The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 and 2020.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Administrative expenses that are not paid by the Plan are paid by the Company and excluded from these financial statements. Administrative expenses paid by the Plan for the year ended December 31, 2021 were $421,681. This consisted of $11,835 of direct participant expenses and $409,846 paid to Empower to cover the Plan’s recordkeeping, investment advisor, and investment manager expenses.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(CONTINUED)

NOTE 3:  INVESTMENTS

The Plan allows participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a guaranteed interest contract and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are not allowed to allocate more than 25 percent of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund may be invested in a money market account classified as a registered investment company. Total funds invested in the common stock were $2,343,617 and $1,440,130 at December 31, 2021 and 2020, respectively. Total funds invested in money market accounts were $103,090 and $50,111 at December 31, 2021 and 2020, respectively.

NOTE 4:  FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1                                                       Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:
◦quoted prices for similar assets or liabilities in active markets;
◦quoted prices for identical or similar assets or liabilities in inactive markets;
◦inputs other than quoted prices that are observable for the asset or liability; and
◦inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                       Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2021 and 2020.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$203,592,433	$—	$—	$203,592,433
Macerich Company Common
Stock Fund	2,446,707	—	—	2,446,707
Total Assets	$206,039,140	$—	$—	$206,039,140

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered Investment Companies	$175,930,974	$—	$—	$175,930,974
Macerich Company Common
Stock Fund	1,490,241	—	—	1,490,241
Total Assets	$177,421,215	$—	$—	$177,421,215

NOTE 5:  FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT
In September 2015, the Plan entered into a benefit-responsive investment contract with MassMutual Core Bond Separate Investment Account (the “SAGIC”). The SAGIC, a traditional guaranteed investment contract, maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the SAGIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed interest contract issuer is contractually obligated to repay the principal and interest earned at a specified interest rate that is guaranteed to the Plan.
The guaranteed investment contract is fully benefit-responsive, and as such contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract was $15,152,395 and $16,176,274 at December 31, 2021 and 2020, respectively. The average crediting interest rate is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value of the investment. The separate account guaranteed interest contract does not allow the crediting interest rate below zero percent.

Average Yields	2021	2020
Based on actual earnings	2.47%	3.18%
Based on interest rate credited to participants	2.47%	3.18%

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) complete or partial termination of the Plan, (2) the establishment or activation of, or material change in, any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or division or as a result of group layoffs or early retirement programs. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The guaranteed interest contract does not permit the insurance company to terminate the agreement unless the Plan is not in compliance with the investment agreement. The Plan administrator does not believe that any events have occurred which would limit the Plan’s ability to transact at contract.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(CONTINUED)
NOTE 6:  RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock through the Macerich Company Common Stock Fund.  These are related-party and party-in-interest transactions. The Plan held common stock shares valued at $2,343,617 and $1,440,130 at December 31, 2021 and 2020, respectively.

The Macerich Company Common Stock Activity
	2021	2020
Shares purchased	20,602	81,855
Shares received as dividend	—	4,934
Shares sold	19,946	24,252
Shares held as of December 31	135,626	134,970

Notes receivable from participants also qualify as party-in-interest transactions.

As described in Note 1, the Plan has a number of services providers. Such parties are parties-in-interest under ERISA. Certain Plan investments are managed by MassMutual.  However, subsequent to Empower's acquisition of MassMutual Retirement Services effective December 31, 2020 Empower is not affiliated with MassMutual..

All transactions are exempt from the prohibited transaction rules under ERISA.

NOTE 7:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 10, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the 2016 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and related trust is tax-exempt.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021 AND 2020
(CONTINUED)

NOTE 9:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$221,959,570	$194,383,495
Less participant contribution receivable	—	(143,821)
Less employer contribution receivable	(207,587)	(338,557)
Net assets available for benefits per Form 5500	$221,751,983	$193,901,117

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2021 to Form 5500:

Participant contributions per the financial statement	$6,377,521
Add participant contribution receivable as of December 31, 2020	143,821
Less participant contribution receivable as of December 31, 2021	—
Participant contribution per Form 5500	$6,521,342

Employer contributions per the financial statement	$3,075,831
Add employer contribution receivable as of December 31, 2020	338,557
Less employer contribution receivable as of December 31, 2021	(207,587)
Employer contribution per Form 5500	$3,206,801

NOTE 10:  RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 11:  SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 3, 2022, the date the financial statements were available to be issued, and have determined that no additional disclosures are required.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
SCHEDULE H, ITEM 4I
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 95-4853294 PLAN NO. 001
DECEMBER 31, 2021

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
	Common Stock Fund
*	The Macerich Company	Common Stock (135,626 shares)	**	$2,343,617
	Fidelity Investments	Fidelity Institutional Money Market Funds Government Institutional Class	**	103,090
				2,446,707
	Registered Investment Companies
	American Funds	American Funds EuroPacific Growth - R6	**	9,578,692
	American Funds	American Funds New Perspective Fund	**	6,835,337
	Cohen & Steers	Cohen & Steers Real Estate Securities - A	**	4,057,647
	Columbia	Columbia U.S. Government Mortgage	**	1
	Fidelity Investments	Fidelity Blue Chip Growth	**	28,938,091
	Janus Capital Mgmt, LLC	Janus Henderson Enterprise Fd	**	11,291,474
	JPMorgan Investment Mgmt, Inc.	JPMorgan Small Cap Equity	**	5,847,372
	Legg Mason	Western Asset Core Bond I	**	8,587,268
	MassMutual Premier	MFS Total Return	**	5,533,502
	PGIM Inc.	Prudential Global Total Return	**	3,077,305
	Putnam Investment Mgmt, Inc.	Putnam Equity Income	**	13,308,805
	TCW Group	TCW Total Return Bond Fund	**	6,944,694
	The Vanguard Group, Inc.	Vanguard 500 Index	**	21,739,706
	The Vanguard Group, Inc.	Vanguard Real Estate Index	**	2,772,471
	The Vanguard Group, Inc.	Vanguard Target Retirement 2020	**	3,575,772
	The Vanguard Group, Inc.	Vanguard Target Retirement 2030	**	14,887,782
	The Vanguard Group, Inc.	Vanguard Target Retirement 2040	**	7,465,951
	The Vanguard Group, Inc.	Vanguard Target Retirement 2050	**	7,162,687
	The Vanguard Group, Inc.	Vanguard Target Retirement 2060	**	1,970,000
	The Vanguard Group, Inc.	Vanguard Target Retirement Income	**	640,224
	The Vanguard Group, Inc.	Vanguard Total International Index	**	6,624,967
	The Vanguard Group, Inc.	Vanguard Total Stock Market Index	**	9,584,061
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	**	7,695,927
	Victory Capital Management Inc.	Victory Sycamore Established Value	**	6,891,620
	WCM Investment Management	WCM Focused International Growth Instl	**	8,581,077
				203,592,433
	Guaranteed Investment Contract
	MassMutual	SAGIC Core Bond	**	14,613,453

*	Participant Loans	Interest rates at 4.25% to 6.50%, various maturities	- 0 -	1,099,390

				$221,751,983
*Indicates a party-in-interest
**Cost omitted for participant-directed investments

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
SCHEDULE H, ITEM 4J
SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 95-4853294 PLAN NO. 001
DECEMBER 31, 2021

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Trasaction Date	(i) Net Gain / (Loss)
Vanguard	Vanguard Target Retmnt 2030 Fd	—	14,438,610	—	—	10,857,962	14,438,610	3,580,648
Vanguard	Closed Vanguard Instl Target R 2030	14,438,610	—	—	—	—	—	—

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2021, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Baker Tilly US, LLP with respect to the annual financial statements of the Plan are filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on June 3, 2022, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT

COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Olivia Leigh
Olivia Leigh, Trustee

By:	/s/ Cory Scott
Cory Scott, Trustee

By:	/s/ Chris Zecchini
Chris Zecchini, Trustee

Exhibit Index

Exhibit Number	Description
23.1*	Consent of Baker Tilly US LLP

* Filed herewith